Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Writers/Editors:
     Corus Entertainment enters into an agreement with COGECO Inc. to sell its Corus Quebec radio stations

     TORONTO, April 30 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE:
CJR) today announced they have reached an agreement with COGECO Inc. for
Cogeco to purchase the Corus Quebec radio stations: Montreal French (CKOI
96,9, 98,5, CKAC Sports - including CKAC's digital licence), Montreal English
(The Q 92.5), Quebec City (102,9 Souvenirs Garantis, CKOI 102,1), Gatineau
(104,7 Souvenirs Garantis), Sherbrooke (107,7 Souvenirs Garantis, CKOI 104,5),
Trois-Rivieres (106,9 Souvenirs Garantis), St-Jerome (CIME 103,9).
     The total value of the transaction will be approximately $80 million CDN.
The transaction is subject to regulatory approval.
     "Corus Entertainment has made the strategic decision to divest of its
Corus Quebec radio stations and focus on brands in our Television division and our Ontario and Western Canadian radio stations," said John Cassaday,
President and CEO, Corus Entertainment.
     "We are pleased with the opportunity to pursue the development of these radio stations for the benefit of members of the Quebec community in which we have grown, in particular in broadcasting, for the last 53 years," said COGECO
Inc. President and CEO Louis Audet.
     Corus Entertainment will continue to own and operate the stations until the transaction closes. CIBC World Markets Inc. is acting as the financial advisor to Corus Entertainment with respect to the transaction.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon
(Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central,
HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX,
CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     %SEDAR: 00013131EF %CIK: 0001100868

     /For further information: Tracy Ewing, Vice President, Communications,
Corus Entertainment Inc., (416) 642-3792, tracy.ewing(at)corusent.com/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media; CORUS QUEBEC

CNW 08:48e 30-APR-10